Amendment to

Investment Sub-Advisory Agreement among

Jackson National Asset Management, LLC,

Van Eck Associates Corporation, and

Jackson Variable Series Trust

This Amendment is made by and among Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), Van Eck Associates Corporation, a Delaware corporation and registered investment adviser (the “Sub-Adviser”), and Jackson Variable Series Trust, a Massachusetts business trust (the “Trust”).

Whereas, the Adviser, the Sub-Adviser, and the Trust (the “Parties”) entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to an investment portfolio of the Trust, as listed on Schedule A to the Agreement.

Whereas, the Board of Trustees of the Trust has approved the following Fund and Subsidiary name changes (collectively, “Name Changes”), effective September 25, 2017:

Fund Name Change:
JNL/Van Eck International Gold Fund to the JNL/VanEck International Gold Fund

Subsidiary Name Change:
JNL/Van Eck International Gold Fund Ltd. to the JNL/VanEck International Gold Fund Ltd.

Whereas, the Parties have agreed to amend the Agreement, effective September 25, 2017 to reflect the Name Changes outlined above, and to amend the following section of the Agreement:

Section 18. “Miscellaneous.”

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	All references within the Agreement to JNL/Van Eck International Gold Fund are hereby deleted and replaced in their entirety with JNL/VanEck International Gold Fund.

2)	All references within the Agreement to JNL/Van Eck International Gold Fund Ltd. are hereby deleted and replaced in their entirety with JNL/VanEck International Gold Fund Ltd.

3)	The second paragraph in Section 18. “Miscellaneous.” is hereby deleted and replaced in its entirety with the following:

Sub-Adviser represents, and the Trust and the Adviser acknowledge and agree, that Sub-Adviser is the sole owner of the names “Van Eck”, “Van Eck Global”, “VanEck”, “any derivative thereof and any logos associated with such names (collectively, the “Van Eck Marks”).  The Trust and Adviser agree that the Van Eck Marks are the valuable property of the Sub-Adviser and Sub-Adviser’s affiliates.  The Trust and Adviser shall have the right to use the Van Eck Marks only with the prior written approval of the Sub-Adviser, which approval shall not be unreasonably withheld or delayed so long as this Agreement is in effect, and only so long as Sub-Adviser is sub-adviser to the Trust and/or the Funds.  Sub-Adviser agrees that the Trust and the Adviser have the right to use “VanEck” in the names of the Funds as set forth in Schedule A to this Agreement, only for so long as the Sub-Adviser is sub-adviser to the Trust and/or the Funds.  Upon termination of this Agreement, the Trust and Adviser shall forthwith cease to use the Van Eck Marks.

4)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

5)
Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

6)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed and effective September 25, 2017.

Jackson National Asset Management, LLC		Van Eck Associates Corporation

By:	/s/ Mark D. Nerud	By:	/s/ Matthew Babinsky
Name:	Mark D. Nerud	Name:	Matthew Babinsky
Title:	President and CEO	Title:	Assistant Vice President

Jackson Variable Series Trust

By:	/s/ Adam C. Lueck
Name:	Adam C. Lueck
Title:	Assistant Secretary